SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press re: Orange Business Services to operate as a Russian long distance phone provider.

Press release

Paris, November 9th, 2007

Orange Business Services to Operate as Russian Long

Distance Phone Provider

■    The only worldwide communications services provider to hold this licence

Orange Business Services has announced today that it has cleared the last step before full implementation of a long distance phone licence in Russia. Orange Business Services is now the only worldwide communications services provider to also be a long distance operator in this country.

With this new licence, Orange Business Services is very well placed to provide large and medium-sized businesses with international and national long-distance services throughout the country, starting early 2008. Over the past two years, Orange installed its long-distance voice infrastructure in Russia. Over US $200 million (approximately €136 million) have been invested to create our next-generation MPLS-based IP backbone network in the country.

The final step to be awarded with this long-distance licence was to receive dialling codes 59 and 54. This order was signed by Leonid Reiman, Russian Minister for Information Technology and Communication, on November 7, 2007.

Orange Business Services has been providing services to corporate customers in Russia since 1958. Today, Orange Business Services has 800 employees in Russia, operations in all 85 regions plus a presence in Ukraine, Belarus, Kazakhstan and all other CIS countries. We serve more than 4,000 business customers in the country.

Orange Business Services was the first Russian carrier to receive ISO 9001 quality system certificates for providing data and voice services. In 2004, we won the Quality Award from the Russian Federation Ministry of Communications.

Dmitry Ivannikov, general director, Orange Business Services, Russia & CIS, said, “Providing long distance phone service in Russia is part of our strategy to simplify the lives of our corporate customers. Our goal is to provide a wide spectrum of telecom solutions with a high level of flexible service. The new status of Orange Business Services in Russia, together with France Telecom’s global strength, gives us a unique competitive advantage in servicing companies which operate both in Russia and all over the world.”

The network is connected to all Russian zone and long-distance operators.

about Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

press contacts

Orange Business Services - Global, Europe and Asia Pacific

Frédéric Gielec

+33 1 46 46 2189

frederic.gielec@orange-ftgroup.com

Orange Business Services - Americas

Elizabeth Mayeri

+1 212 251 2086

elizabeth.mayeri@orange-ftgroup.com

Orange

Carolyn Owen

+44 7891 641 008

carolyn.owen@orange-ftgroup.com

Fabienne Moiteaux

+33 1 44 44 93 93

fabienne.moiteaux@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 9, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information